UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

January 20, 2024

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

(801) 401-8900
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On January 20, 2024, Slingshot USA, LLC (the “Company”) executed and entered into an Amended and Restated Operating Agreement (the “A&R Agreement”), replacing the original agreement dated November 8, 2021 (the “Prior Agreement”), in its entirety. The A&R Agreement, among other things, reflects certain changes that would enable the holder of Preferred Units to vote such Preferred Units, provided that such Member is also the holder of Common Units. A copy of the Amended and Restated Operating Agreement of the Company is attached to this Form 1-U as Exhibit 1.1.

Item 3. Material Modifications to Rights of Securityholders

The A&R Agreement reflects certain changes that enables the holders of Preferred Units to vote such Preferred Units, provided that such Member is also the holder of Common Units. Members holding only Preferred Units will continue to have no voting rights.

The A&R Agreement also reflects the removal of certain buy-sell “trigger event” provisions imposed on the holders of Preferred Units, which afforded the Company the option to purchase all of the Units held by a Member upon the occurrence of a “trigger event.”

Item 9. Other Events

On January 20, 2024, the board of managers of the Company appointed Bernardus Johannes Lans to serve as a manager of the Company. In connection with the appointment of Mr. Lans, the Company’s board of managers has been increased to four members. Mr. Lans will serve as a manager of the Company until the Member’s next annual meeting of the members and until his successor is duly elected and qualified or until his earlier death, resignation or removal in accordance with the Company’s A&R Agreement and applicable law.

Exhibit Index

Exhibit No.	Description of Exhibit

1.1	Form of Amended and Restated Operating Agreement of Slingshot USA, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SLINGSHOT USA, LLC

By:	/s/ Sanet Kritzinger

Its:	Manager

Date:	January 22, 2024